Rikard D. Lundberg Attorney at Law 303.223.1232 tel 303.223.8032 fax rlundberg@bhfs.com

May 29, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Anne Nguyen Parker Assistant Director Division of Corporation Finance

Re:	Gaia, Inc. Form 10-12B Filed February 20, 2015 File No. 001-36854

Dear Ms. Parker:

This letter is being filed on behalf of Gaia, Inc. (the “Company”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 18, 2015 with respect to the Company’s Registration Statement on Form 10-12B filed on February 20, 2015 with the Commission (the “Form 10”). The numbered paragraphs and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

The Company filed an Amendment No. 1 to the Form 10 on May 29, 2015 (“Amendment No. 1”), which contains revisions in response to the Staff’s comments, and other edits. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter and the written statement from the Company containing the requested acknowledgments, along with a courtesy copy of Amendment No. 1 marked to indicate changes from the version of the Form 10 filed on February 20, 2015.

Form 10

1.	Throughout your filing, you refer to the increase in “online video starts.” Please provide a definition of “online video starts” and discuss how this metric could translate into revenues for your business.

Company Response: The Company obtains online video starts data directly from the Adobe Digital Index which is published on a quarterly basis by Adobe, Inc. The glossary of the Adobe Digital Index defines “online video starts” as “Any browser-based, unauthenticated video start.” The Company believes this metric is a direct corollary to the adoption of streaming video consumption by consumers over time. As the overall consumption of streaming video over the internet increases for both free and paid services, it will provide an opportunity for the Company to differentiate itself from free sources of content in its content areas. The Company believes this will translate to increased demand for its offering and translate to increased revenues in the future. The Company has revised the disclosures in the Company’s cover letter and under the headings “SUMMARY – Our Company” to include a definition of online video starts.

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May 29, 2015

Exhibits, page 3

2.	We note that your exhibit list only includes four material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please confirm that you will file all material contracts required by Item 601(b)(10), such the reorganization agreement and any agreements relating to Gaiam’s transfer of the office building, as referenced on page 37 of the Information Statement.

Company Response: In response to the Staff’s comment, the Company confirms that it will file all material contracts required by Item 601(b)(10) of Regulation S-K, including the reorganization agreement and any material agreements related to Gaiam, Inc.’s transfer of the office building, as soon as practicable in one or more subsequent pre-effective amendments to the Form 10.

Exhibit 99.1

3.	We note that your Information Statement includes a number of blanks and references to information that will be filed by amendment. Please fill in these blanks and missing information with your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments when we have reviewed the additional disclosure.

Company Response: In response to the Staff’s comment, the Company has attempted to complete as many blanks as possible and provided all information currently available to it. The Company does not believe it is practicable at this time to complete all blanks or provide all of the omitted information. However, the Company intends to address the remaining blanks and missing information as soon as practicable in one or more subsequent pre-effective amendments to the Form 10. The Company acknowledges that the Staff may have additional comments once the Company has completed such blanks and provided such missing information.

Letter to Gaiam, Inc. Shareholders

4.	Please tell us the basis for your conclusion that the approval of Gaiam, Inc.’s shareholders is not required as a matter of Colorado law.

Company Response: Pursuant to Section 7-112-102 of the Colorado Business Corporation Act (the “Act”), a Colorado corporation must obtain the approval of its shareholders in order to sell, lease, exchange or otherwise dispose of “all, or substantially all,” of the corporation’s property, with or without goodwill. The Subscription Business constituted approximately 17.1% of Gaiam, Inc.’s consolidated assets as of December 31, 2014, and generated approximately 6% of Gaiam, Inc.’s consolidated revenue and approximately 86.1% of its net loss for the fiscal year ending December 31, 2014. As a result, Gaiam, Inc.’s board of directors believes that the assets that are expected to be transferred via the spin-off of the Subscription Business do not constitute all, or substantially all of Gaiam, Inc.’s consolidated property. Therefore, shareholder approval is not required to complete the distribution. Further, the pro-rata distribution of the Company’s common stock will be made in accordance with Section 7-106-401 of the Act, which permits the board of directors to authorize, and a Colorado corporation to make, distributions to its shareholders, subject to the limitations set forth in the Act. Such distributions do not require shareholder approval.

May 29, 2015

Summary, page 1

5.	Please expand to disclose the products and services that constitute the Branded Business that will be retained by Gaiam. Disclose the percentage of Gaiam’s revenues and assets in 2014 that was represented by the Branded Business as compared to the percentage of Gaiam’s revenues and assets in 2014 that was represented by the Subscription Business.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “SUMMARY – Introduction” to provide this information.

Our Company, page 2

6.	In this summary section and in the risk factor titled “We have had losses, and we cannot assure future profitability,” please quantify your net losses for the last two fiscal years.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “SUMMARY – Our Company” and in the risk factor titled “We have had losses, and we cannot assure future profitability” to provide this information.

7.	Please clarify the market in which you believe you operate. We note your discussion of the “streaming video market” with market participants like Netflix, Amazon Prime, Hulu Plus and HBO Go. Please reconcile this with your belief that you provide a complementary offering to “generic streaming video services” such at Netflix.

Company Response: In response to the Staff’s comment, the Company has revised the Company’s letter to shareholders to eliminate the reference to “generic” services. The market the Company operates in is broadly the streaming video market, including the competitors named in the Staff’s comment #7 above. The Company believes its offering is complementary to entertainment focused market participants for the reasons outlined under the heading “SUMMARY – Our Company.”

8.	We note your risk factor on page 22 titled “Our Chairman and Chief Executive Officer Jirka Rysavy will control GTV.” Please disclose in this summary section that your Chairman and CEO Jirka Rysavy holds Class B shares, each of which will be entitled to ten votes on all matters submitted to a vote of shareholders. Disclose the percentage of voting power that Mr. Rysavy will hold in GTV.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “SUMMARY – The Distribution” to provide this information. It is not yet practicable for the Company to complete the percentages for Mr. Rysavy’s ownership. The Company will provide the omitted information as soon as practicable in one or more subsequent pre-effective amendments to the Form 10.

Questions and Answers About the Spin-Off, page 3

9.	You state in answer to question 17 that “Gaiam, Inc. will pay the costs of separation incurred before the spin-off, consisting largely of tax restructuring, professional services and employee-related costs. Costs relating to the spin-off incurred by Gaiam, Inc. after the distribution will be shared equally by Gaiam, Inc. and GTV. In addition, GTV also will incur costs as it implements organizational changes necessary to operate as an independent, publicly-traded company.” Please clarify what types of costs will be considered related to “organizational changes necessary to operate as an independent, publicly-traded company,” for which GTV will be responsible, as compared to “costs of separation incurred before the spin-off” and “costs relating to the spin-off.”

May 29, 2015

Company Response: In response to the Staff’s comment, the Company has revised the answer to Question 17 to clarify the types of costs related to operating as an independent publicly-traded company.

10.	Please explain in the Q&A the basis for your belief, as stated in answer to question 26, that “over time, following the spin-off, the common stock of Gaiam, Inc. and GTV should have a higher aggregate market value, assuming the same market conditions, than if Gaiam, Inc. were to remain under its current configuration.”

Company Response: In response to the Staff’s comment, the Company has revised the response to Question 26 and the disclosure under “THE SPIN-OFF – Reasons for the Spin-Off” to provide this information.

Risk Factors, page 10

11.	If material, please describe any relationships the company or Gaiam has with key personnel or talent that, if lost, would present a risk to your operations or results.

Company Response: In response to the Staff’s comment, the Company has revised the risk factor titled “We may lose key employees or may be unable to hire qualified employees” to add this information. The Company believes that its relationship with Jirka Rysavy, its Chairman and Chief Executive Officer, is currently the only relationship that, if lost, could present a material risk to the Company’s operations or results.

As an independent, publicly-traded company, we may not enjoy the same benefits that we did as part of Gaiam, Inc., page 19

12.	Please expand this risk factor to specifically state the risk that following the separation, Gaia may not have the same creditworthiness or access to capital that it did as a subsidiary of Gaiam, which could result in insufficient liquidity to carry out the company’s business plan.

Company Response: In response to the Staff’s comment, the Company has modified and expanded upon the risk factor accordingly.

In some cases, we might have received better terms from unaffiliated third parties…than the terms we received in our agreements with Gaiam, Page 19

13.	If material, please add a risk factor discussing the risks associated with separating the contracts to which the combined entity is a party but the separated entities will not be. For example, explain any intellectual property licenses that will require the consent of the licensor to ensure the continued enforceability following the separation, and any covenant restrictions or lender consents that may be required.

Company Response: Based on an evaluation of all material contracts and licenses and the fact that all new agreements are being executed by the separated legal entities, the Company has determined that this is not a material risk.

May 29, 2015

The Spin-off, page 26

Background for the Spin-Off, page 26

14.	Please discuss in this section what alternatives the board considered before determining to go forward with the transaction. If the board estimated a price for the Subscription Business, please disclose that also. Explain any material advantages or disadvantages that persuaded the board that the spin-off was the most feasible and financially attractive approach.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure.

15.	Revise the presentation of the negative considerations on page 27 to give it equal prominence with the discussion of positive reasons for the transaction that precedes it.

Company Response: In response to the Staff’s comment, the Company has modified and expanded upon the disclosure of negative considerations to give it equal prominence with the discussion of positive reasons for the transaction that precedes it.

Conditions to the Spin-Off, page 28

16.	Briefly describe what government approvals, if any, may be required to complete the transaction.

Company Response: Other than with respect to the registration of the Company’s Class A common stock under the U.S. federal securities laws, the Company does not believe that there are any governmental approvals that are required to complete the transaction.

Certain Material U.S. Federal Tax Consequences of the Distribution, page 30

17.	You state in this section that you expect to receive an opinion from counsel that the distribution “should” qualify as a reorganization and “should not” result in any taxable income, gain or loss to Gaiam or GTV. Please explain why counsel is not going to deliver an opinion that the distribution “will” be treated in this way, and describe the degree of uncertainty in counsel’s opinion to the extent material to an understanding of the tax consequences to recipients of GTV’s stock in the distribution.

Company Response: The Company acknowledges the Staff’s comment. The U.S. federal income tax treatment of spin-offs is an inherently factual matter. As discussed in the tax section of the Information Statement, this tax treatment depends on extensive factual representations by the parties, assumptions and future events. If any of the facts, representations, assumptions, or undertakings concerning future events described or made in connection with the tax opinion are not correct, are incomplete or have been violated, Gaiam, Inc.’s ability to rely on such tax opinion could be jeopardized. The Company also notes that, as of August 23, 2013, the Internal Revenue Service (“IRS”) changed its policy with respect to private letter rulings on spin-off transactions. As a result, the IRS will no longer rule on the tax treatment of spin-offs generally, in part because of their inherently factual nature. The Form 10 as filed on February 20, 2015 contained a discussion of what the Company believes are the material aspects of the degree of uncertainty in counsel’s opinion in the following paragraph:

“The tax opinion is based on certain facts and assumptions, and certain representations and undertakings, from Gaiam, Inc. and GTV that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any

May 29, 2015

court. GTV cannot assure you that the IRS will agree with the conclusions set forth in the tax opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the tax opinion are not correct, are incomplete or have been violated, Gaiam, Inc.’s ability to rely on such tax opinion could be jeopardized. GTV is not aware of (and Gaiam, Inc. has informed GTV that Gaiam, Inc. is not aware of) any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.”

18.	Please revise the heading of this section to remove the word “Certain.” Your document should describe all of the material Federal tax consequences of the distribution. In addition, please remove the disclaimer that “The foregoing summary …is for general information only” on page 33 following the tax discussion.

Company Response: In response to the Staff’s comment, the Company has revised the heading title and the legend disclosure to this section accordingly.

Reason for Furnishing this Information Statement, page 35

19.	We note your disclosure that you do not undertake any obligation to update the information in the Information Statement except in the normal course of your respective public disclosure obligations. Please confirm your understanding that these obligations include the requirement that you promptly update your disclosure in the event that there is a material change.

Company Response: The Company understands that if there is a material change to the disclosures in the Information Statement, the Company will be required to promptly update such disclosures, as applicable. Further, the Company has modified this statement in the Information Statement, to clarify our obligation to promptly update disclosures with consideration to any material changes, as applicable.

20.	Disclose whether the shareholders of Gaiam will have appraisal rights in the transaction.

Company Response: In response to the Staff’s comment, the Company has added a new Question 28 under the heading “QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF” with a response relating to appraisal rights and inserted new disclosure under the heading “THE SPIN-OFF – Appraisal Rights,” each such disclosure stating that the holders of Gaiam, Inc. common stock will not have any appraisal rights in connection with the spin-off.

Our Relationship with Gaiam After the Spin-Off, page 36

21.	In this section and in Management’s Discussion and Analysis, as appropriate, please summarize the material aspects of Gaia’s business that will need to change in order to replace operations, governance, management and similar items currently provided by Gaiam or administered on a shared basis by the companies prior to separation. Quantify the cost of duplicating these items to the extent possible. When we have reviewed the Reorganization Agreement and the Transition Services Agreement, we may have further comments.

May 29, 2015

Company Response: The Company acknowledges the Staff’s comment. As of the date of this letter, the Company and Gaiam, Inc. have not yet finalized the terms of the Reorganization Agreement and the Transition Services Agreement. The Company does not believe it is practicable at this time to summarize the material aspects of the business that will need to change or to quantify costs related to such items until the Reorganization Agreement and the Transition Services Agreement are finalized. However, the Company intends to address these items as soon as practicable in one or more subsequent pre-effective amendments to the Form 10. The Company acknowledges that the Staff may have additional comments once the Company has filed the Reorganization Agreement and the Transition Services Agreement.

22.	Given that Mr. Rysavy will be your Chairman, CEO and hold a majority of your voting power, and will be the Chairman and hold the majority voting power of Gaiam, please further explain how additional or modified agreements, arrangements and transactions “will be negotiated at arm’s length” between Gaiam, Inc. and you after the spin-off.

Company Response: In response to the Staff’s comment the Company has deleted this statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview and Outlook, page 40

23.	We note your disclosure on page 40 that the streaming video market is currently “booming.” Please discuss any known trends or uncertainties that would change this determination, including changes in the way technology is used to deliver your product, anticipated changes in your customer base, or any other known uncertainties in the market for subscribers.

Company Response: In response to the Staff’s comment, the Company has updated the wording throughout the Information Statement to reflect that the consumption of streaming video is increasing rapidly. As referenced in our response to the Staff’s comment #1, the Company believes the growth of consumption of streaming video is a leading indicator of the potential growth in the market for subscription video on demand services. At this time, the Company is not aware of any known trends or uncertainties related to the consumption of streaming video that would create uncertainties in our market other than what are disclosed under the heading “RISK FACTORS” in the Information Statement.

Results of Operations, page 43

24.	We note your disclosure that there was “a 117% increase in average subscribers from 2013 to 2014.” Please clarify if this figure refers only to paid subscribers and how it was calculated. We note in this regard your disclosure that you offer free-trial subscriptions to new subscribers on page 47.

Company Response: In response to the Staff’s comment, the Company has clarified that the growth is in paid subscribers and included the basis of the calculation.

25.	Revise the disclosure in this section to state what portion of the 117% increase in subscribers from 2013-2014 was attributable to the acquisition of My Yoga Online.

Company Response: In response to the Staff’s comment, the Company has added the percentage growth that was attributable to the acquisition of My Yoga Online.

May 29, 2015

26.	Please reference any special promotions, discounts or time limited offers that may have contributed to the increase in subscribers, and disclose any uncertainties in the continued increase.

Company Response: The Company did not provide any special promotions, discounts or time limited offers during 2013. In December 2014, the Company switched from a standard offer of a 10-day free trial period, with the regular monthly pricing beginning on day 11, to a $0.99 first month with no trial and regular monthly pricing beginning the second month. In addition, during December 2014, the Company began offering an annual plan. The Company continues to have these as our standard offers and does not believe that this switch contributed to a one time increase in subscribers or had a material impact on revenue growth. The Company is not aware of any material uncertainties that may impact continued subscriber growth other than what are disclosed under the heading “RISK FACTORS” in the Information Statement.

Liquidity and Capital Resources, page 44

27.	Please expand this section to include a brief description of any new credit facilities you are currently contemplating or negotiating.

Company Response: The Company is not currently negotiating any new credit facilities. Further, the Company does not believe it is practicable at this time to disclose any credit facilities it is contemplating due to the preliminary nature of these evaluations. However, the Company intends to expand this section to provide any material information about any new credit facility the Company may be negotiating or seriously contemplating as soon as practicable in one or more subsequent pre-effective amendments to the Form 10.

28.	Please describe and quantify the tax net operating losses that you will carry forward.

Company Response: The Company and its tax advisors are currently analyzing the net operating losses to determine the nature and amount of losses that will be available to the Company for future utilization and will describe and quantify the tax net operating losses that the Company expects to carry forward as soon as practicable in one or more subsequent pre-effective amendments to the Form 10.

Our Business, page 45

Our Content – Gaiam TV, The Transformation Network, page 45

29.	Please provide support for the statement that you are “one of the world’s largest providers of streaming yoga classes.”

Company Response: In response to the Staff’s comment, the Company has removed this statement.

The Streaming Video Market and Gaiam TV, page 46

30.	Please clarify in your disclosure what you are defining as the “streaming video market,” including the component parts of the market, such as films, broadcast series, and fitness videos. Quantify the size of the segment of the market in which you participate.

May 29, 2015

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure under the heading “OUR BUSINESS – The Streaming Video Market and Gaiam TV” to provide this information.

Executive Compensation, page 59

31.	Refer to the disclosure in footnote (3) to the table that Gaiam, Inc. typically pays bonuses in May of the year following the year earned. Briefly explain how the payment of the 2014 attributable to Gaia bonus will be determined.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure in footnote (3).

Security Ownership of Certain Beneficial Owners and Management, page 64

32.	For each beneficial owner that is not a natural person, please name the natural persons who have or share voting or investment power of the shares held by such owner.

Company Response: The Company acknowledges the Staff’s comment. The Company will provide a completed and updated beneficial ownership table as soon as practicable in a subsequent pre-effective amendment to the Form 10, which will detail, to the extent known to the Company, those natural persons who have or share voting or investment power of the shares held by non-natural person owners.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

33.	Please have EKS&H LLLP revise to include the date the audit report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Company Response: EKS&H LLLP originally issued the Report of Independent Registered Public Accounting Firm with a date in accordance with Rule 2-02(a) of Regulation S-X in connection with the initial filing of the Form 10, and the Company has added the date to the report included in Amendment No. 1 to the Form 10 to conform to the originally issued opinion.

Consolidated Statements of Operations, page F-4

34.	Please note that although you present gross profit, it is not considered appropriate to present your gross margin percentage on the face of your statement of operations. Please revise to remove the gross margin percentage from your statement of operations on page F–4.

Company Response: In response to the Staff’s comment, the Company has removed the percentages from the consolidated statements of operations.

*****

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Rikard Lundberg
Rikard Lundberg

May 29, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Anne Nguyen Parker Assistant Director Division of Corporation Finance

Re:	Gaia, Inc. Form 10-12B Filed February 20, 2015 File No. 001-36854

Dear Ms. Parker:

In response to your letter to Gaia, Inc. (the “Company”), dated March 18, 2015, concerning the above-referenced filing and in connection with the filing of Amendment No. 1 to the Form 10-12B, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Paul C. Tasell, Jr.
Paul C. Tasell, Jr.
Chief Financial Officer